October 13, 2011

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2009

Filed August 26, 2011

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation, a Canadian corporation (the “Company”), has received and reviewed your letter of August 31, 2011, pertaining to the Company’s Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2009 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 26, 2011.

Specific to your comments, our draft responses below are submitted in draft form for your review.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 31, 2011.

Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 4. Common Shares, page F-10

1.

We reviewed your response to comment number three in our letter dated August 23, 2011. We understand that you measure and recognize the fair value of common shares that are issuable pursuant to the terms of consulting agreements as an expense and equity as of the date the consulting agreements are entered into although the agreements and issuance of shares may not be authorized by the board of directors until a later date. We also understand that the amounts recorded to equity represent the fair value of the share based compensation on the date in which the shares are due pursuant to the agreements.

Please tell us:

•

Whether the terms of the agreements provide for the issuance of non-forfeitable and fully vested common shares as of the date of the agreements or whether the agreements have specific terms providing for the issuance of shares on particular due dates;

RESPONSE:  The shares are fully vested and non-forfeitable on the date of the agreement and have no terms for the issuance of shares on particular due dates.

•

Your basis in GAAP for using the date of the agreements as the measurement date in circumstances where the agreements/share based payment awards have not been authorized by the board of directors and/or the shares are issued at a later date. Specifically address the guidance in ASC 505-50-25-7 and 505-50-30-15;

RESPONSE:  ASC 505-50-25-7 discusses fully vested non-forfeitable equity instruments that are issued at the date of the agreement which is not the case for Tombstone. In this case the stock is measured when issued which is usually when the agreement is entered into. The facts and circumstances in this case are such that the shares should be considered issued as of the date of the agreement given that it constitutes a fair exchange of goods and services between two arms length contracting parties. ASC 505-50-30-15 also deals with shares that are fully vested non-forfeitable and issued when the agreement is entered into. We have found no guidance that discusses what to do when the agreement is reached, the shares are issued at a later date and there is no specific future performance required. We feel that the Company’s treatment is the most conservative handling of this particular situation.

•

Why your recognition of the fair value of common shares as an expense and equity on the consulting agreement date complies with ASC 505-50-25-4, 505-50-25-6, 505-50- 25-7 and 505-50-25-10; and

RESPONSE:  ASC 505-50-25-4 states that the determination of a prepaid asset vs. expense treatment should be treated the same as if cash was paid. The Company’s position is that if no future performance is specified or required, it should be expensed and is the most conservative treatment.

•

Your basis in GAAP for recognizing common stock subscribed when the board of directors authorizes the issuance common shares, rather than recognizing the equity instruments when they are issued.

RESPONSE:  The Company’s position is that this is similar to when you have a subscription agreement but have not issued the shares. You have the obligation to issue them at that point and they should be shown as common stock subscribed.

In connection with the Company’s responding to the comments set forth in the August 31, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

Tombstone Exploration Corporation

/s/ Alan Brown

By: Alan Brown

Title:  President and Chief Executive Officer

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